

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Robert J. Dickey
President and Chief Executive Officer
Gannett SpinCo, Inc.
7950 Jones Branch Drive
McLean, VA 22107

      Re: **Gannett SpinCo, Inc.**
                Form 10-12B
                Filed March 12, 2015
                File No. 001-36874

Dear Mr. Dickey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ A.N. Parker *for*

                      Susan Block
                      Attorney-Advisor

cc: Victor Goldfeld
         Wachtell, Lipton, Rosen & Katz